December 21, 2005

via U.S. Mail

Scott W. Smith
President and Chief Executive Officer
Ensource Energy Income Fund LP
7500 San Felipe, Suite No. 440
Houston, Texas
77063

Re:	Ensource Energy Income Fund LP
      Amendment No. 1 to Schedule TO-T
      File No. 005-81162
      Filed December 15, 2005

Dear Mr. Smith:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

Exhibits (a)(1)(J) - (L)

1. You refer to the creation of "immediate value" in Exhibits
(a)(1)(J) and (K) but the explanation that follows does not
provide
support for this statement. Further, you refer to an "improved distribution policy" but you do so without indicating as compared to what is your policy improved, particularly in light of the fact that
your projected minimum distribution amount will be $0.50 per unit per
quarter and in the past three quarters, the Trust has made distributions of approximately $0.50, $0.51, and $0.64. If this reference is intended to refer to the special distribution, you should acknowledge that this is a one-time distribution. Finally, you indicate that the zero coupon bonds provide "no cash economic returns to the Unitholders," however, it is unclear what you mean by this in light of the value that will be available to the
Unitholders
at maturity of these bonds.   Please revise these statements to
provide additional support and ensure that they are made in proper context.

2. We note your reference to Section 27A and Section 21E of the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation
M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please refrain from referring to such safe harbor provisions in any future press releases or other communications relating to this tender offer.

Closing Comments

      As appropriate, please amend your tender offer materials in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Donald Delaney at (202) 551-3863 or in his absence, Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have comments on the financial statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757, or me at
(202) 551-3264 with any other questions.

Sincerely,



							Mara L. Ransom
							Special Counsel
cc: 	via facsimile
	G. Michael O`Leary, Esq.
	Andrews Kurth LLP
	(713) 220-4285 (fax)
Mr. Smith
Ensource Energy Income Fund LP
December 21, 2005
page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010